Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
CHANGE OF CHIEF FINANCIAL OFFICER
The Board announces that effective 9th October, 2006,
•	Mr. Zha resigned as the Chief Financial Officer of the Company, the Chief Financial Officer and director of Xing Yuan Dong and the director of Shenyang Automotive; and

•	Mr. Lei Xiaoyang was appointed as the Chief Financial officer of the Company.
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that Mr. Zha Jianping (“Mr. Zha”) resigned as the Chief Financial Officer of the Company, the Chief Financial Officer and director of Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”) and the director of Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) effective 9th October, 2006. Both Xing Yuan Dong and Shenyang Automotive are subsidiaries of the Company. Mr. Zha has confirmed that he has no disagreement with the Board and does not have any other matters that need to be brought to the attention of holders of securities of the Company or The Stock Exchange of Hong Kong Limited. The Board would like to express its appreciation for the contribution of Mr. Zha to the Company during his term of office.
Mr. Lei Xiaoyang, an executive director of the Company was appointed as the Chief Financial Officer of the Company in place of Mr. Zha effective 9th October, 2006.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; one non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 9th October, 2006
* for identification purposes only